SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    Under the Securities Exchange Act of 1934
                    Information To Be Included in Statements
                           Filed Pursuant to 130-2(a)

                          Emerging Communications, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of class of securities)

                                    29089K108
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                                 (CUSIP Number)

                               Jeffrey J. Prosser
   5 and 10A Estate Shoys, St. Croix, U.S. Virgin Islands 00820 (809) 778-8144
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                    Copy to:

                               Roger Meltzer, Esq.
                    Cahill Gordon & Reindel, 80 Pine Street,
                    New York, New York 10005 (212) 701-3000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                  June 5, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise



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subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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     CUSIP No. 29089K108

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     1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jeffrey J. Prosser

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     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                   (b) / /

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     3.  SEC USE ONLY

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     4.  SOURCE OF FUNDS*
                  OO

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     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               / /

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     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES VIRGIN ISLANDS

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                           7.   SOLE VOTING POWER
     NUMBER OF                                               5,715,865
     SHARES                ----------------------------------------------------
     BENEFICIALLY          8.   SHARED VOTING POWER
     OWNED BY                                                0
     EACH                  ----------------------------------------------------
     REPORTING             9.   SOLE DISPOSITIVE POWER
     PERSON WITH                                             5,715,865
                           ----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                                                0
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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             5,715,865

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     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            /X/

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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.64% (BASED ON 10,959,131 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING ON JUNE 5, 1998 AND 108,992 SHARES OF COMMON STOCK ISSUABLE TO MR. PROSSER UPON EXERCISE OF PRESENTLY EXERCISABLE OPTIONS)

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     14. TYPE OF REPORTING PERSON*
                  IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                 STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1. Security and Issuer.

     This statement relates to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Emerging Communications, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is at Chase Financial Center, Orange Grove, Christiansted, St. Croix, U.S. Virgin Islands 00821.

Item 2. Identity and Background.

     (a) This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Jeffrey J. Prosser (the "Reporting Person").

     (b) The business address of Mr. Prosser is c/o Emerging Communications, Inc., Chase Financial Center, Orange Grove, Christiansted, St. Croix, U.S. Virgin Islands 00821. Mr. Prosser's residence is 5 and 10A Estate Shoys, St. Croix, U.S. Virgin Islands 00820.

     (c) The principal occupation or employment of the Reporting Person is Chairman, Chief Executive Officer and Secretary of the Company.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such law.

     (f) Mr. Prosser is a citizen of the United States Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

     Except for shares of Common Stock acquired by the exercise of options and shares of Common Stock that Mr. Prosser has the right to purchase pursuant to presently exercisable options, Mr. Prosser has held the shares of Common Stock beneficially owned by him as reported herein since the formation of the Company as an independent public company on December 31, 1997. No funds were borrowed by the Reporting Person in acquiring these shares. It is presently anticipated that the source of funds for the transactions proposed by the Reporting Person as described in Item 4 will be borrowed from the Rural Telephone Finance


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Corporation (the "RTFC") on terms to be negotiated between the Reporting Person and the RTFC.

Item 4. Purpose of Transaction.

     On May 29, 1998, Innovative Communication Company LLC, a Delaware limited liability company wholly owned by Mr. Prosser and of which he is the sole member ("ICC"), submitted a revised proposal (the "Proposal") to the Company's Board of Directors whereby the public shareholders of the Company would receive $9.125 per share in cash for their shares of Common Stock (the "Proposed Transaction"). At a meeting of the Board of Directors on May 29, 1998, the Board of Directors referred the Proposal to a special committee of disinterested directors which was established to evaluate and consider the Proposal. The Board of Directors also authorized the special committee to engage financial and legal advisors to assist it in evaluating and considering the Proposal. The Proposed Transaction is subject, among other things, to (i) entering into a definitive acquisition agreement with the Company, (ii) approval of the transaction by a special committee of the Board of Directors of the Company, the full Board of Directors of the Company and, if required in connection with a merger, the Company's shareholders, (iii) receipt of satisfactory financing for the Proposed Transaction, (iv) the receipt of all required third party and governmental consents, and (v) receipt of a fairness option from the financial advisor to the special committee of the Board of Directors of the Company stating that the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

     The Reporting Person has engaged Prudential Securities Incorporated to advise them with respect to the Proposed Transaction.

     The Proposed Transaction would, if and when consummated, result in the Company's Common Stock (i) ceasing to be authorized for quotation on the American Stock Exchange and (ii) becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

     Except as set forth herein or in connection with the Proposed Transaction, and until such time, if at all, as the Proposed Transaction is consummated, the Reporting Person has no present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to


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Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Mr. Prosser is the beneficial owner of 5,715,865 shares of Common Stock, of which 5,606,873 shares are outstanding shares owned by ICC and 108,992 shares represent shares issuable upon the exercise of currently exercisable options at an exercise price of $8.00 per share. Mr. Prosser has the sole power to direct the voting and disposition of these shares.

     Mr. Prosser disclaims beneficial ownership of 97,358 shares of Common Stock owned by his children (which shares are not included in the 5,715,865 shares described in the preceding paragraph).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     To the knowledge of the Reporting Person on the date hereof, except to the extent reflected in the proposal described in Item 4, and as set forth below or in the Exhibits filed herewith, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies:

     Mr. Prosser is the Chairman, Chief Executive Officer and Secretary of the Company and he is a party to an Employment Agreement with the Company dated December 31, 1997 (the "Employment Agreement"). The Employment Agreement was filed as Exhibit 10.1 to the Company's Registration Statement on Form S-4 (File No. 333-33401).

     Mr. Prosser is also party to a Tax Sharing and Indemnity Agreement dated December 31, 1997 among the Company, Mr. Prosser, Atlantic Tele-Network, Inc. and Cornelius B. Prior, which agreement was included in the Proxy-Statement-Prospectus comprising a part of the aforementioned Registration Statement.

Item 7. Material To Be Filed as Exhibits.

Exhibit           Description

1 Proposal dated May 29, 1998 by Innovative Communications Company LLC to the Board of Directors of the Company.




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                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1998




                                               /s/ Jeffrey J. Prosser
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